Table of contents

1.	Highlights		1
	1.1	Introduction	1
	1.2	Overview of embedded value life insurance and total embedded value	3
	1.3	New business	4

2.	Economic assumptions		5

3.	Reconciliation of total capital base to adjusted net worth		6

4.	Outcome		8
	4.1	Value components	8
	4.2	Movement analysis of embedded value life insurance	11

5.	Sensitivities		17
	5.1	Embedded value life insurance sensitivity	17
	5.2	Value of new business sensitivity	18

Addendum 1: Movement analysis per region and product segment			19
	AEGON Group		19
	Americas		20
	The Netherlands		21
	United Kingdom		22
	Asia		23
	Central and Eastern Europe		24
	Other European Countries		25

Addendum 2: Outcome based on the regulatory surplus requirement			26

Addendum 3: Recoverability of DPAC			27

Addendum 4: Exchange rates			28

Addendum 5: Methodology			29
	Scope		29
	Methodology and definitions		29
	Operating assumptions		31
	Economic assumptions		32
	Embedded options and guarantees		32
	Required capital		32

Addendum 6: Detailed economic assumptions			34

Glossary and abbreviations			38
	Glossary		38
	Abbreviations		41

Disclaimer			42

1. Highlights

1.1 Introduction

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders to assess a reasonable range of values inherent in the business. The disclosure includes sensitivity analyses reflecting certain risks and drivers of the realization of embedded value.

Embedded value life insurance is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. Embedded value life insurance should not be viewed as a substitute for AEGON’s primary financial statements.

Embedded value life insurance represents the contributed capital invested in AEGON’s life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (VIF). The latter equals the present value of expected future profits arising from the existing book of life insurance business, including new business sold in the reporting period, less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is an additional measure used by management in considering shareholders’ interest in the value of the existing business. TEV represents the sum of the embedded value life insurance, the IFRS book value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the market value of AEGON’s debt, capital securities and other net liabilities. IFRS measures have been used to value the holding activities as this is the accounting basis on which AEGON’s primary 2005 financial statements are based.

From January 1, 2005, all publicly listed companies in the European Union – including AEGON - are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). EVLI is a function of future local regulatory distributable earnings, and hence is not impacted by the change to IFRS accounting except in the Netherlands operations where the local regulatory environment has also changed to IFRS. In the 2005 EV disclosure, the value of other activities has changed from being carried at DAP equity to being carried at IFRS equity. The primary material adjustment on moving from DAP to IFRS relates to the US Pension Plan which reduced other activities’ carrying value by approximately EUR 0.7 billion after tax (as of year-end 2004). The change to IFRS is incorporated in the adjusted year-end 2004 EV.

Embedded value life insurance calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. IFRS) as these regulatory requirements determine when profits can be distributed to shareholders. As the base case, EVLI has been prepared using required capital on the internal surplus basis. This presentation has been adopted as this is how the business is managed and is consistent with European Embedded Value (EEV) Principles.

The methodology AEGON uses to calculate EVLI is described in addendum 5. This methodology is consistent with EEV Principles. This disclosure document is in compliance with the additional guidance on minimum required disclosures of sensitivities and other items under EEV, as published by the CFO Forum in October 2005.

Embedded value 2005	1

AEGON’s new operations in the Czech Republic, Poland and Slovakia and partnerships in China, France and Spain have been included in the 2005 EVLI and VNB. In comparative 2004 EV figures in this report, these operations (except Poland, which was acquired in 2005) have been included at IFRS book value under other activities in the TEV figures. The impact of including these operations in EVLI is captured in miscellaneous impacts in the movement analysis.

Embedded value 2005	2

1.2 Overview of embedded value life insurance and total embedded value

A high level overview of embedded value life insurance and total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus the sensitivity of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2005	Year-end 2004%
	EUR	EUR (A)
Life business
Adjusted net worth (ANW)	15,969	12,896	24
Free surplus (FS)	3,184	1,957	63
Required surplus (RS)	12,785	10,939	17

Value of in-force life business (ViF)	11,624	9,748	19
Present value future profits (PVFP)	14,877	12,487	19
Cost of capital (CoC)	(3,253)	(2,740)	19

Embedded value life insurance (EVLI)	27,593	22,643	22

Other activities
IFRS book value	68	665	(90)

Total embedded value before holding activities	27,661	23,308	19

Holding activities	(6,677)	(6,841)	(2)
Market value of debt, capital securities & other net liabilities	(6,433)	(6,642)	(3)
Present value holding expenses	(244)	(199)	23
Total embedded value (TEV)	20,984	16,467	27
Value of preferred share capital	(1,462)	(1,601)	(9)

Total embedded value (TEV) attributable to common shareholders	19,522	14,866	31
TEV attributable to common shareholders per share (EUR)	12.39	9.76	27

(A)	Adjusted for the move to IFRS for regulatory accounting in the Netherlands, a required surplus change in Taiwan, the adoption of IFRS in the value of other activities and the presentation of holding debt at market value.

The most important items impacting the change in embedded value life insurance during 2005 are1:

♦	Embedded value operating return[2] of EUR 1.9 billion, consisting of in-force performance of EUR 1.4 billion and new business value of EUR 0.6 billion.

♦	The strengthening of the US dollar against the euro. This had a positive impact of EUR 2.1 billion on the EVLI. If the figures in this table had been prepared on a constant currency basis, the increases in EVLI and TEV would have been 12% and 16% respectively.

♦	A positive investment variance of EUR 1.7 billion.

♦	Net capital movements out of the life operations, which reduced the EVLI by EUR 0.7 billion.

The value of the other activities decreased by EUR 0.6 billion. EUR 0.4 billion of this decrease was due to the inclusion of AEGON’s operations in the Czech Republic and Slovakia and partnerships in China,

[1]	For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.
[2]	For embedded value operating margins on a constant currency basis, please refer to addendum 1: ‘Movement analysis based per region and product segment’.

Embedded value 2005	3

France and Spain in EVLI in 2005 where these were included in other activities at IFRS book value in total embedded value in the 2004 comparative figures in table 1. The remainder of the difference is mainly due to dividends paid from country level holdings in Americas and the Netherlands to the parent company and the sale of the non-life business in Spain.

The value of the holding activities increased (i.e. became less negative) mainly as a result of net capital distributions from life subsidiaries and participations and other (non-life) activities (EUR 1.2 billion), somewhat offset by cash dividend to shareholders (EUR (0.3) billion), currency movements (EUR (0.3) billion) and interest payments on holding debt (EUR (0.4) billion).

1.3 New business

The profitability of the policies sold in 2005 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by new business sold during the reporting period, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying required capital on the internal surplus basis.

Table 2

Value of new business (amounts in millions)	2005 EUR	2004 EUR	%
Gross value of new business	1,122	986	14
Tax	(360)	(325)	11
Cost of capital	(212)	(172)	23
Value of new business	550	489	13

The regional groupings used in table 3 below and throughout the report are as follows:

♦	Americas consists of AEGON Canada and AEGON USA;

♦	Asia consists of AEGON Taiwan and AEGON’s 50% interest in its partnership in China;

♦	Central and Eastern Europe consists of AEGON’s operations in the Czech Republic, Hungary, Poland and Slovakia; and

♦	Other European Countries consists of AEGON Spain, AEGON’s 35% interest in La Mondiale Participations (France) and AEGON’s 50% interest in Mediterráneo Vida (Spain).

Table 3

Value of new business (amounts in millions, after tax)	2005 EUR	2004 EUR	%
Americas	273	311	(12)
The Netherlands	39	29	35
United Kingdom	98	78	26
Asia	83	48	71
Central and Eastern Europe	27	20	33
Other European Countries	30	2	N.M.
Total	550	489	13

Value of new business increased 13% from 2004 (12% if calculated on a constant currency basis).3

[3]	For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

Embedded value 2005	4

2. Economic assumptions

The economic assumptions for AEGON’s main markets in 2005 and 2004 are presented in table 4. The assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Further detail on the setting of discount rates and the economic assumptions in other countries is described in addendum 5 and 6 respectively.

Table 4

Economic assumptions 2005

	United States	The Netherlands	United Kingdom
Discount rate	8.00%	6.70%	7.20%
Equity returns	8.00%	6.70%	7.20%
Property returns	6.50%	6.50%	7.20%
Risk free fixed interest returns (A)	4.39%	3.30%	4.00%
Net credit spread on fixed interest (bps) (B)	86	29	52
Inflation rate	2.00%	2.00%	2.00%
Tax rate	35.00%	30.00%	30.00%

Economic assumptions 2004

	United States	The Netherlands	United Kingdom
Discount rate	8.00%	7.20%	7.80%
Equity returns	8.00%	7.20%	7.80%
Property returns	6.50%	6.50%	7.80%
Risk free fixed interest returns (A)	4.27%	3.75%	4.60%
Net credit spread on fixed interest (bps) (B)	74	38	53
Inflation rate	2.00%	2.00%	2.00%
Tax rate	35.00%	34.50%	30.00%

(A)	Risk free fixed interest returns correspond to the 10-year government bond yield. The table above shows start rates only. Refer to table 23 for more detail.
(B)	Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the ‘fixed interest returns’. The table above shows start rates only. Refer to table 23 for more detail.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions reflect a going concern. The currency exchange rates are summarized in addendum 4: Exchange rates.

The main changes since 2004 have been a decrease in risk free fixed interest returns and corresponding discount rates and equity returns for the Netherlands and UK.

Embedded value 2005	5

3. Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on international financial reporting standards (IFRS). Rather, it is based on local regulatory accounting. As the base case, EVLI has been prepared using required capital on the internal surplus basis. The following reconciliation presents the adjustments to the total capital base under IFRS to arrive at the ANW that is based on local regulatory accounting rules.

Table 5

Reconciliation of total capital base to ANW

(amounts in EUR millions)

	2005	2004	%
		as adjusted (A)
Total capital
AEGON shareholders’ equity (B)	19,276	14,875	30
Capital securities & subordinated debt	4,100	3,501	17
Minority interest	15	15	—
Senior debt related to insurance activities (C)	2,059	2,270	(9)

Total capital base	25,450	20,661	23

Other net liabilities (D)	48	594	(92)

Total capital base and other net liabilities	25,498	21,255	20

Capital in units
Americas	16,232	13,373	21
The Netherlands	5,011	4,038	24
United Kingdom	3,100	2,842	9
Asia	264	154	71
Central and Eastern Europe	314	201	56
Other European Countries	578	646	(11)

Total	25,498	21,255	20

Allocated to
Life subsidiaries	25,430	20,590	24
Other activities	68	665	(90)

Total	25,498	21,255	20

Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	25,430	20,590	24
Adjustments to local equity	(9,462)	(7,695)	23

Adjusted net worth (ANW)	15,969	12,896	24

(A)	2004 figures have been adjusted for the adoption of IFRS.
(B)	Including the preferred share capital (2005: EUR 2,111 million, 2004: EUR 2,109 million)
(C)	Borrowings (of which related to insurance activities): EUR 5,532 million (EUR 2,059 million) in 2005 and EUR 5,662 million (EUR 2,270 million) in 2004.
(D)	Carried at the holding companies.

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included in total embedded value at IFRS book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting. The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business4. The Netherlands’

[4]	The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on an IFRS basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from IFRS to the local basis is largely offset by an increase in the value of the in-force business.

Embedded value 2005	6

life insurance DPAC (EUR 0.5 billion after tax) is not eliminated, as it is an admissible asset under Dutch regulatory accounting. The after tax impact of the elimination of inadmissible DPAC/VOBA relating to the modeled life business equals EUR (12.3) billion. The balance of the adjustments, EUR 2.8 billion, is mainly explained by the impact of the differing reserve and asset valuation bases and the marking-to-market of the assets backing surplus for the EVLI calculation.

The differences between embedded value and the accounting treatment of DPAC are discussed in addendum 3.

Embedded value 2005	7

4. Outcome

This section presents the EVLI and TEV as of December 31, 2005. All profits are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on internal surplus requirements.

4.1 Value components

The values under the internal surplus requirements are:

Table 6

Embedded value components

(amounts in EUR millions, after tax)

	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2005
Life business
Adjusted net worth (ANW)	9,527	5,127	745	101	181	287	15,969
Free surplus (FS)	993	1,922	146	34	114	(24)	3,184
Required surplus (RS)	8,534	3,205	600	67	68	312	12,785

Value of in-force life business (ViF)	6,548	1,414	2,748	460	313	141	11,624
Present value future profits (PVFP)	8,921	1,900	2,902	546	343	264	14,877
Cost of capital (CoC)	(2,373)	(486)	(154)	(86)	(31)	(124)	(3,253)

Embedded value life insurance (EVLI)	16,075	6,540	3,494	561	494	428	27,593

Other activities
IFRS book value	303	(92)	(239)	—	76	20	68

Total embedded value per region	16,378	6,449	3,255	561	570	448	27,661

Holding activities							(6,677)
Market value of debt, capital securities & other net liabilities							(6,433)
Present value holding expenses							(244)
Total embedded value (TEV)							20,984
Value of preferred share capital							(1,462)
Total embedded value (TEV) attributable to common shareholders							19,522

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and 165% of Standard and Poors’ local capital adequacy models, plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

The main areas covered by other activities are banking (EUR 0.4 billion), distribution (EUR 0.1 billion) and general insurance (EUR 0.6 billion). This is offset by pensions and employee benefits (EUR (0.3) billion) and internal financing between holding companies in the country units, life companies and the parent company (EUR (0.8) billion).

Other activities decreased by EUR 0.4 billion due to the inclusion of AEGON’s operations in the Czech Republic and Slovakia and partnerships in China, France and Spain in EVLI in 2005 where these were included in other activities at IFRS book value in total embedded value in the 2004 comparative figures in table 1. The remainder of the decrease is mainly due to dividends paid from country level holdings in Americas and the Netherlands to the parent company and the sale of the non-life business in Spain.

Embedded value 2005	8

The embedded value life insurance increased due to the positive impact of currency exchange movements, better investment experience during 2005 than assumed levels, strong performance on the in-force business and the contribution from value of new business. For a detailed discussion of the change in embedded value life insurance from end of year 2004 to end of year 2005 refer to section 4.2

Non-recurring expenses

For all countries, any expected efficiency gains from restructuring programs have not been reflected in the expense assumptions.

In total an amount of EUR 34 million after tax was considered as non-recurring expenses (Americas EUR 2 million, UK EUR 6 million, the Netherlands EUR 19 million and Spain EUR 7 million).

For newer operations, including operations in China, Czech Republic, Slovakia and Poland, the value of new business and the projection of expenses in the embedded value life insurance reflect longer term expected run rate acquisition and maintenance expenses. In total, an amount of EUR 22 million after tax of 2005 incurred expenses was not included in the derivation of acquisition and maintenance expense assumptions.

Employee pension plan costs

Expense assumptions in the embedded value include the cost of providing employee pension benefits where appropriate. The allowance for these costs fully reflects the long-term cost of providing pensions and is consistent with the allowance for pensions elsewhere in the calculation of the total embedded value. Any pension surplus or deficit has been included at the IFRS book value. For the Americas where overfunding on employee pension plans is already reflected in IFRS book value (in other activities), no contribution holidays with respect to this pension asset are taken into account in the pension contribution expenses in the embedded value.

Embedded value 2005	9

Free surplus

Table 7

Reconciliation of free surplus

(amounts in EUR millions, after tax)

	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2005
Free surplus (BOY) (A)	660	950	168	6	149	23	1,957
Change in MV adjustment on FS	5	—	—	(0)	4	(1)	9
Return on free surplus	21	266	25	0	9	—	321
Earnings on inforce	1,525	679	347	(10)	48	(2)	2,586
Release of required surplus on inforce	653	9	(18)	(18)	(17)	(285)	325
Investment in new business	(1,277)	(136)	(332)	(55)	(21)	(6)	(1,828)
Capital movements	(769)	(4)	(38)	99	7	1	(704)
Currency exchange differences	143	—	5	2	(3)	—	147
Other	31	159	(12)	10	(63)	246	372
Free surplus (EOY)	993	1,922	146	34	114	(24)	3,184

(A)	Adjusted for the move to IFRS for regulatory accounting in the Netherlands and a required surplus change in Taiwan.

The economic value of free surplus in the life business increased over 2005 mainly due to:

♦	net earnings from operations based on local regulatory accounting of EUR 2.6 billion,

♦	return on free surplus of EUR 0.3 billion,

♦	release of required surplus on in-force business of EUR 0.3 billion, and

♦	other movements of EUR 0.3 billion mainly due to the inclusion of partnerships in France and Spain in the EVLI,

with some offset from

♦	investment in new business including acquisition expenses and required capital on new business of EUR (1.8) billion, and

♦	capital movements including transfers from life operations to holding activities and non-life operations of EUR (0.7) billion.

Embedded value 2005	10

4.2 Movement analysis of embedded value life insurance

The change in embedded value life insurance from year to year is split into the following components5. The main items per region will be explained in further detail after table 8 and table 10.

Table 8

Movement analysis 2005

(amounts in EUR millions, after tax)

	Americas	The Netherlands	United Kingdom	Asia(C)	Central and Eastern Europe (C)	Other European Countries (C)	Total 2005
Embedded value life insurance BoY (A)	12,850	5,898	3,025	368	418	83	22,643
Value of new business (VNB)	273	39	98	83	27	30	550
Gross value of new business	615	96	157	139	41	74	1,122
Tax	(215)	(29)	(47)	(35)	(8)	(26)	(360)
Cost of capital (after tax)	(127)	(28)	(12)	(22)	(6)	(18)	(212)
In-force performance	1,355	(167)	123	54	24	(5)	1,384
Unwind of discount	1,066	367	234	31	31	5	1,733
Operating variances	143	(177)	(65)	7	8	(9)	(94)
Mortality/morbidity	24	42	3	4	1	0	74
Persistency	38	(21)	(48)	(14)	1	(2)	(46)
Maintenance expenses	4	(21)	2	5	(1)	0	(11)
Exceptional expenses	(2)	(19)	(6)	0	0	(7)	(34)
Other	79	(159)	(16)	11	7	0	(77)
Changes in operating assumptions	147	(356)	(45)	16	(15)	(1)	(254)
Mortality/morbidity	(20)	(191)	(3)	1	5	0	(207)
Persistency	50	(33)	(88)	17	(5)	0	(59)
Maintenance expenses	(18)	(136)	25	0	(9)	(1)	(139)
Other	135	4	20	(2)	(6)	0	151
Embedded value operating return	1,629	(128)	221	137	51	25	1,935
Variance from long-term inv. return	51	1,392	256	(4)	8	0	1,703
Change in economic assumptions	92	(410)	(6)	(93)	(3)	(4)	(424)
Currency exchange differences	2,072	0	86	49	(11)	0	2,197
Miscellaneous impacts	149	(207)	(51)	5	24	323	243
Embedded value total return	3,993	646	506	94	69	344	5,653
Capital movements	(769)	(4)	(38)	99	7	1	(704)
Embedded value life insurance EoY	16,075	6,540	3,494	561	494	428	27,593

Other activities							68
Holding activities							(6,677)
Total embedded value							20,984

Embedded value operating margin (B)	11.6%	(2.2)%	7.1%	34.1%	11.4%	30.4%	7.8%
Embedded value total margin	31.1%	11.0%	16.7%	25.5%	16.4%	N.M.	25.0%

(A)	Embedded value life insurance BoY for 2005 has been adjusted for the move to IFRS for regulatory accounting in the Netherlands and a required surplus change in Taiwan (Asia).
(B)	Embedded value operating margin is calculated on a constant currency basis. See addendum 1, tables 14 to 19 for details.
(C)	The impact of including AEGON’s new operations in EVLI is captured in miscellaneous impacts in the movement analysis.
[5]	Refer to addendum 1 ’Movement analysis per region and product segment’, tables 14 to 20, for a split per region and per product segment.

Embedded value 2005	11

Return on embedded value

The overall embedded value operating margin was 7.8% in 2005 (12.1% in 2004). The embedded value total margin was 25.0% in 2005 (12.7% in 2004).

Currency exchange differences

A positive currency variance of EUR 2,197 million was primarily caused by a strengthening of the US dollar against the euro with some small positive impacts also from the strengthening of the pound sterling and Taiwan dollar against the euro.

Capital movements

Capital movements include transfers from life operations to holding activities and non-life operations.

Americas

♦	The embedded value operating margin on a constant currency basis was 11.6%.

♦	The positive variance on in-force was a result of favorable morbidity in direct marketing business, favorable persistency in fixed and variable annuities and institutional products somewhat offset by unfavorable persistency in traditional life, tightening spreads in institutional products and favorable tax experience.

♦	The change in operating assumptions reflected an update to certain persistency assumptions resulting in a net positive value, improved mortality assumptions in traditional life, favorable financing costs associated with redundant statutory reserves, a positive update to tax assumptions with some offset from higher morbidity assumptions on long-term care business and higher maintenance expenses.

♦	The positive long-term investment variance was attributable to lower than expected credit losses and favorable equity returns partially offset by adverse movements in interest rates, primarily at the short end of the yield curve. While the returns in broad based equity indices were below expectations, AEGON’s equity returns were higher than expected.

♦	The positive change in economic assumptions largely reflected lower expected default costs from a new default study and the negative net impact of reductions in the risk discount rate, equity return and the risk free return in Canada.

♦	The capital movement out of the Americas EVLI reflected dividend payments made from the life operations.

♦	The miscellaneous impact mainly reflects positive modeling adjustments.

The Netherlands

♦	The embedded value operating margin was (2.2)%.

♦	The main components of the adverse in-force variance were exceptional expenses associated with the restructuring program and additional costs related to the Koersplan settlement. This was partially offset by positive mortality and morbidity experience.

♦	The changes to operating assumptions reflect an allowance for improved longevity for annuitants and an allowance for higher expenses, linked to developments in legislation and to restructuring of the business.

♦	The main components of the positive variance on long-term investments were higher than expected growth in both equities and fixed interest.

♦	For economic assumption changes, the reduction in equity and risk free rates more than offset the positive impact of the reduced discount rate.

♦	The miscellaneous impact mainly reflects adverse modeling adjustments.

Embedded value 2005	12

United Kingdom

♦	The embedded value operating margin on a constant currency basis was 7.1%.

♦	The main adverse variance on in-force related to persistency in unitized pensions. This resulted in a change to the future persistency assumption, which is the main adverse impact under changes to operating assumptions.

♦	Expense reduction contributed to both a positive in-force variance and to a change in operating assumptions.

♦	Strong growth in equity markets was the main driver of the variance from long-term investment returns.

♦	The main components of the miscellaneous item were a strengthening of the reserve in respect of mortgage endowment compensation, modeling adjustment and a number of smaller items making up around half of the miscellaneous item.

Asia

♦	The operations in China (50% interest in AEGON-CNOOC) were added to EVLI calculations in 2005.

♦	The embedded value operating margin on a constant currency basis was 34.1%.

♦	The main components of the in-force variance arose from the business in Taiwan. These consisted of the positive impact of a new reinsurance arrangement, positive mortality and expense experience somewhat offset by the negative current year impact from better persistency.

♦	The change in operating assumptions was mainly due to a positive update to persistency assumptions in Taiwan.

♦	The negative change in economic assumptions was due to the lowering of the fixed interest return assumption in Taiwan.

♦	The capital movement in the Asia EVLI reflected capital contributions to China and Taiwan.

Central and Eastern Europe

♦	The embedded value operating margin was 11.4%.

♦	The most significant item under in-force variance related to higher indexation of policies in Hungary reported under other variances.

♦	The main driver of the adverse change in operating assumptions relating to maintenance expenses was higher employee benefit costs in Hungary.

♦	The miscellaneous impact result reflects the movement of the business in the Czech Republic and Slovakia from an IFRS book value to an embedded value as at the end of the year.

Other European Countries

♦	The high miscellaneous impact for Other European Countries represents the restatement of the joint ventures in France and Spain from an IFRS book value to an embedded value basis.

♦	The high embedded value operating margin of 30.4% was driven by the strong new business contribution of the partnerships in France and Spain.

Embedded value 2005	13

Value of new business

Value of new business represents the value created by new business sold during the reporting period. Table 9 links this value to modeled written premium6.

Table 9

Modeled new business APE(A) and deposits (amounts in EUR millions)	Premium business		Deposit business		VNB
	(TL, LAP, Reins, A&H) APE (C)		(FA, VA, IGP, Fee) Deposits (B) (C)
	2005	2004	2005	2004	2005	2004	%
Americas	1,418	1,485	22,584	19,438	273	311	(12)
The Netherlands	231	214	23	3	39	29	35
United Kingdom	985	934	—	—	98	78	26
Asia	316	195	—	—	83	48	71
China	4	—	—	—	0	—	—
Taiwan	312	195	—	—	83	48	71
Central and Eastern Europe	30	18	26	18	27	20	33
Czech Republic	2	—	—	—	0	—	—
Hungary	16	18	15	18	19	20	(7)
Poland	11	—	—	—	3	—	—
Slovakia	2	—	10	—	4	—	—
Other European Countries	174	32	—	—	30	2	N.M.
France	91	—	—	—	5	—	—
Spain	83	32	—	—	26	2	N.M.
Total	3,154	2,877	22,632	19,458	550	489	13

VNB	424	361	126	128	550	489	13

(A)	APE = recurring premium + 1/10 single premium.
(B)	Including on and off balance sheet deposits.
(C)	The new premium is materially in line with new business sales including A&H under AEGON’s primary accounting basis (IFRS). Reported 2005 deposits equalled EUR 32,839 million; the difference compared to the above stated number mainly relates to the elimination of deposits on existing contracts in Americas and products not modeled for embedded value in Americas, the Netherlands and UK.
[6]	Refer to addendum 1 ‘Movement analysis per region and product segment’ for the split of VNB per region and per reporting segment.

Embedded value 2005	14

Table 10 shows VNB as a ratio of the present value of new business premiums, as well as calculated internal rates of return.

Table 10

2005 VNB summary (amounts in EUR millions)	Premium business (TL, LAP, Reins, A&H)				Deposit business (FA, VA, IGP, Fee)
	VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	Total VNB	Total IRR
Americas	164	7,658	2.1%	11.5%	109	26,193	0.4%	0.5%	273	11.3%
The Netherlands	34	2,010	1.7%	14.9%	5	52	9.3%	21.0%	39	9.2%
United Kingdom	98	6,311	1.6%	9.9%	—	—	—	—	98	11.0%
Asia	83	1,807	4.6%	26.3%	—	—	—	—	83	10.6%
China	0	21	1.6%	9.3%	—	—	—	—	0	15.3%
Taiwan	83	1,787	4.6%	26.5%	—	—	—	—	83	10.6%
Central and Eastern Europe	15	210	7.3%	51.7%	12	395	3.0%	46.8%	27	33.4%
Czech Republic	0	8	5.7%	30.5%	—	—	—	—	0	26.5%
Hungary	10	99	10.3%	65.4%	9	178	5.0%	58.3%	19	39.9%
Poland	3	91	3.6%	31.1%	—	—	—	—	3	25.8%
Slovakia	1	12	11.5%	71.6%	3	217	1.4%	29.9%	4	11.7%
Other European Countries	30	1,618	1.9%	17.3%	—	—	—	—	30	17.5%
France	5	1,079	0.4%	5.1%	—	—	—	—	5	9.1%
Spain	26	538	4.8%	30.7%	—	—	—	—	26	19.1%
Total	424	19,614	2.2%	13.5%	126	26,639	0.5%	0.6%	550	12.4%

In Americas, VNB decreased 12% in US dollars (12% in euros). VNB decreased in traditional life, accident and health and institutional products but increased in reinsurance and fee business. VNB decreased in traditional life due to reinsurance rate increases and a large volume of sales at less profitable issue ages. The VNB in accident and health decreased due to closing the long-term care business to new sales. VNB in institutional products decreased despite higher production due to lower spreads and business written being of shorter duration. The main drivers of the increase in VNB in reinsurance were increased production and more favorable costs associated with financing redundant statutory reserves while increased production also contributed to the increase in VNB in fee business. Overall IRR in the Americas decreased from 11.8% in 2004 to 11.3% in 2005, primarily due to decreases in traditional life, accident and health and institutional products with some offset from increases in reinsurance and fee business.

The increase in VNB in the Netherlands was due to an increase in volume. An adverse impact from the change in economic assumptions was partially offset by changes to pricing. The IRR in the Netherlands decreased from 10.3% in 2004 to 9.2% in 2005 as a result of a combination of the change in economic assumptions and short-term pricing pressure in the market.

The increase in VNB in UK was largely due to the movement in product mix towards higher margin products, such as annuities and protection business, along with pricing actions on other product lines. The minor reduction in IRR (11.3% in 2004 to 11.0% in 2005) arises mainly from the change in economic assumptions.

The increase in VNB in Taiwan reflects a combination of increased sales with lower margins in the first half of 2005 followed by lower sales volumes with increased margins following a re-pricing in the latter half of the year. Overall IRR in Taiwan decreased from 12.3% in 2004 to 10.6% in 2005 due to the lower margins on sales in the first half of 2005.

Embedded value 2005	15

The growth in VNB within Central and Eastern Europe reflected the contribution from the new countries – Czech Republic, Poland and Slovakia.

The key drivers of the substantial growth in the VNB in respect of Other European Countries were the contributions from La Mondiale Participations in France and Mediterráneo Vida in Spain.

Embedded value 2005	16

5. Sensitivities

Table 11 and table 12 reflect the impact of changing the underlying assumptions on the EVLI and the VNB respectively. In each sensitivity scenario, only the stated assumption(s) has been changed, while keeping other assumptions equal to the ‘base case’. However, any discretionary elements or policyholder behavior assumptions directly impacted by the changed assumption (e.g. bonus rates or dynamic lapses) are assumed to vary with the scenario, if appropriate. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business. The sensitivity results include the impact on the allowances for financial options and guarantees.

5.1 Embedded value life insurance sensitivity

Table 11

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2005
Base case embedded value life insurance 2005	16,075	6,540	3,494	561	494	428	27,593
Required surplus at regulatory solvency	7%	2%	1%	0%	1%	9%	5%
100 bps decrease in risk discount rate	8%	7%	7%	19%	6%	10%	8%
100 bps increase in risk discount rate	-6%	-6%	-6%	-15%	-6%	-9%	-6%
100 bps decrease in risk-free rate, all asset returns and RDR	2%	-5%	2%	-46%	2%	-5%	-1%
100 bps increase in risk-free rate, all asset returns and RDR	-3%	-2%	-2%	23%	-2%	3%	-2%
100 bps decrease in equity and property returns	-1%	-8%	-4%	-3%	-1%	-1%	-3%
100 bps increase in equity and property returns	2%	8%	4%	3%	1%	2%	4%
10% fall in equity markets	-2%	-6%	-4%	-3%	-1%	-1%	-3%
10% decrease in lapse rates	4%	0%	2%	3%	2%	2%	3%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	4%	0%	0%	1%	0%	1%	3%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-2%	0%	0%	0%	0%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	6%	-5%	-1%	1%	0%	2%	2%
10% decrease in maintenance expenses	2%	1%	1%	1%	2%	3%	2%

The impact of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in investment returns between the regions mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to investment returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower investment returns will not be fully offset by equally lower crediting rates.

For the Netherlands the sensitivities linked to moving all asset returns and the risk discount rate show falls in value for both increases and decreases of 100 bps. Where rates increase the higher discount rate more than offsets the additional value generated by higher investment returns. A similar level of positive impact is generated in the sensitivity to reduced rates. However, this positive impact is more than offset by the negative impact of higher guarantee costs.

Embedded value 2005	17

Asia shows an asymmetric value change for the decrease and increase in investment returns. This reflects the level of guarantees underlying much of the business in Taiwan. However, the impact is lower than last year reflecting reductions in guaranteed rates on more recent business.

5.2 Value of new business sensitivity

Table 12

Sensitivity analysis - Value of new business (amounts in EUR milions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2005
Base case value of new business 2005	273	39	98	83	27	30	550
100 bps decrease in risk discount rate	28%	37%	30%	56%	20%	27%	33%
100 bps increase in risk discount rate	-25%	-28%	-26%	-45%	-17%	-20%	-28%
100 bps decrease in risk-free rate, all asset returns and RDR	11%	-18%	4%	-96%	7%	-5%	-9%
100 bps increase in risk-free rate, all asset returns and RDR	-12%	-10%	-4%	69%	-6%	5%	3%
100 bps decrease in equity and property returns	-5%	-19%	-14%	-8%	-1%	-2%	-8%
100 bps increase in equity and property returns	5%	14%	14%	8%	2%	2%	7%
10% decrease in lapse rates	15%	6%	14%	12%	7%	9%	13%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	24%	6%	5%	1%	1%	2%	14%
5% decrease in mortality/ morbidity rates for longevity exposure business	-1%	-2%	-4%	0%	0%	-1%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	36%	5%	-11%	2%	1%	16%	18%
10% decrease in acquisition expenses	10%	8%	14%	1%	9%	2%	8%
10% decrease in maintenance expenses	9%	10%	6%	2%	5%	5%	7%

In general, the value of new business is more sensitive to changes in parameters than the in-force.

A relatively small change in future profits can have a relatively large impact on a small VNB compared to the EVLI. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a region. However it should be noted that these sensitivities do not provide indication of future new business profitability under alternative conditions, as no allowance is made for the potential to re-price products.

In the Netherlands, for reasons similar to the EVLI sensitivities, the sensitivity of the VNB to moving all asset returns and the risk discount rate is negative for both increase and decrease scenarios. However, the sensitivity impacts are accentuated for the VNB.

Embedded value 2005	18

Addendum 1: Movement analysis per region and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and for the different regions. First, the AEGON total split by reporting segment is presented in euro, then the movement of the six regions per reporting segment is stated in euro except for the Americas and the United Kingdom which are stated in local currency with only the opening and closing value and the value of the other activities translated into euro. The product segments are in line with the product segments used for primary financial reporting under IFRS.

AEGON Group

Table 13

Movement analysis 2005

(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (A)	8,174	5,916	2,356	1,328	1,192	547	1,432	1,700	22,643
Value of new business (VNB)	198	103	14	26	49	37	85	39	550
Gross value of new business	411	200	39	52	108	62	173	76	1,122
Tax	(125)	(61)	(14)	(18)	(38)	(18)	(61)	(26)	(360)
Cost of capital (after tax)	(89)	(36)	(11)	(8)	(22)	(7)	(28)	(11)	(212)
In-force performance	295	46	242	245	132	100	134	190	1,384
Unwind of discount	606	432	194	101	97	45	125	132	1,733
Operating variances	(73)	(204)	37	91	28	1	(21)	48	(94)
Changes in operating assumptions	(238)	(182)	12	54	8	54	30	10	(254)
Embedded value operating return	492	149	257	271	180	137	219	229	1,935
Variance from long-term inv. return	996	637	62	41	(33)	4	(2)	(2)	1,703
Change in economic assumptions	(458)	(53)	59	(12)	20	(2)	1	20	(424)
Currency exchange differences	697	174	367	234	187	60	239	238	2,197
Miscellaneous impacts	(394)	508	64	15	36	(8)	32	(11)	243
Embedded value total return	1,334	1,415	809	550	390	192	490	473	5,653
Capital movements	27	(70)	(401)	(68)	(152)	(17)	72	(94)	(704)
Embedded value life insurance EoY	9,536	7,261	2,763	1,810	1,429	721	1,994	2,079	27,593

Other activities									68
Holding activities									(6,677)
Total embedded value									20,984

Embedded value operating margin (B)	5.6%	2.2%	10.0%	18.7%	13.8%	23.4%	14.0%	12.4%	7.8%
Embedded value total margin	16.3%	23.9%	34.3%	41.4%	32.7%	35.1%	34.2%	27.8%	25.0%

VNB, PVNBP and APE
(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	198	103	14	26	49	37	85	39	550
Present value of new business premiums	8,737	7,990	1,351	6,201	8,421	10,666	1,884	1,003	46,253
APE (C)	1,314	1,127	—	—	—	—	209	504	3,154
Deposits	—	—	1,260	3,685	8,422	9,266	—	—	22,632

(A)	Embedded value life insurance BoY for 2005 has been adjusted for the following:

Americas: transfer of certain products between lines of business, affecting TL, LAP, FA and VA; The Netherlands: adjustments for the move to IFRS in regulatory reporting; Asia: a required surplus change in Taiwan.

(B)	Embedded value operating margin is calculated on a constant currency basis. See tables 14 to 19 for details.
(C)	APE = recurring premium + 1/10 single premium.

Embedded value 2005	19

Americas

Table 14

Movement analysis 2005

(amounts in USD millions unless stated otherwise, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	4,009	588	2,356	1,328	1,192	387	1,432	1,559	12,850

Embedded value life insurance BoY (A)	5,461	801	3,209	1,808	1,623	527	1,950	2,123	17,503
Value of new business (VNB)	30	23	18	32	61	26	105	46	340
Gross value of new business	117	50	49	64	135	45	216	90	766
Tax	(41)	(17)	(17)	(23)	(47)	(16)	(76)	(31)	(268)
Cost of capital (after tax)	(46)	(10)	(14)	(10)	(27)	(3)	(35)	(13)	(158)
In-force performance	289	129	302	306	164	112	168	219	1,688
Unwind of discount	427	64	241	126	120	40	156	153	1,328
Operating variances	(71)	39	46	113	34	(6)	(27)	50	178
Changes in operating assumptions	(67)	26	15	67	9	78	38	16	183
Embedded value operating return	319	151	320	338	225	138	273	265	2,028
Variance from long-term inv. return	(15)	3	77	52	(41)	(1)	(3)	(7)	64
Change in economic assumptions	3	0	74	(15)	24	0	2	26	115
Currency exchange differences	20	0	1	17	0	0	0	(13)	25
Miscellaneous impacts	(19)	42	79	19	45	(24)	40	3	186
Embedded value total return	307	197	551	411	253	113	312	274	2,418
Capital movements	(129)	(5)	(500)	(84)	(190)	(22)	90	(117)	(957)
Embedded value life insurance EoY	5,639	993	3,260	2,135	1,686	618	2,352	2,280	18,964

Embedded value life insurance EoY (EUR millions)	4,780	842	2,763	1,810	1,429	524	1,994	1,933	16,075
Other activities (EUR millions)									303
Total embedded value for Americas (EUR millions)									16,378

Embedded value operating margin	5.8%	18.9%	10.0%	18.7%	13.8%	26.1%	14.0%	12.5%	11.6%
Embedded value total margin (B)	21.8%	43.8%	34.3%	41.4%	32.7%	39.9%	34.2%	30.0%	31.1%

VNB, PVNBP and APE
(amounts in USD millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	30	23	18	32	61	26	105	46	340
Present value of new business premiums	4,061	1,912	1,683	7,723	10,489	12,730	2,347	1,219	42,164
APE (C)	700	183	—	—	—	—	260	624	1,767
Deposits	—	—	1,569	4,590	10,490	11,481	—	—	28,130

(A)	Embedded value life insurance BoY 2005 has been adjusted for the transfer of certain products between lines of business.
(B)	Embedded value total margin is calculated in euros.
(C)	APE = recurring premium + 1/10 single premium.

Embedded value 2005	20

The Netherlands

Table 15

Movement analysis 2005

(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	3,176	2,560	—	—	—	22	—	141	5,898

Embedded value life insurance BoY (A)	3,176	2,560	—	—	—	22	—	141	5,898
Value of new business (VNB)	12	21	—	—	—	5	—	2	39
Gross value of new business	22	64	—	—	—	7	—	4	96
Tax	(7)	(19)	—	—	—	(2)	—	(1)	(29)
Cost of capital (after tax)	(4)	(24)	—	—	—	(0)	—	(1)	(28)
In-force performance	8	(193)	—	—	—	5	—	14	(167)
Unwind of discount	190	166	—	—	—	1	—	9	367
Operating variances	(1)	(186)	—	—	—	1	—	8	(177)
Changes in operating assumptions	(181)	(174)	—	—	—	2	—	(4)	(356)
Embedded value operating return	19	(173)	—	—	—	9	—	16	(128)
Variance from long-term inv. return	1,009	379	—	—	—	1	—	3	1,392
Change in economic assumptions	(365)	(44)	—	—	—	0	—	(1)	(410)
Currency exchange differences	0	0	—	—	—	0	—	0	0
Miscellaneous impacts	(654)	460	—	—	—	0	—	(13)	(207)
Embedded value total return	9	622	—	—	—	10	—	5	646
Capital movements	0	0	—	—	—	(4)	—	0	(4)
Embedded value life insurance EoY	3,185	3,182	—	—	—	28	—	146	6,540

Embedded value life insurance EoY (EUR millions)	3,185	3,182	—	—	—	28	—	146	6,540
Other activities (EUR millions)									(92)
Total embedded value for the Netherlands (EUR millions)									6,449

Embedded value operating margin	0.6%	(6.7)%	—	—	—	41.8%	—	11.3%	(2.2)%
Embedded value total margin	0.3%	24.3%	—	—	—	46.2%	—	3.4%	11.0%

VNB, PVNBP and APE
(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	12	21	—	—	—	5	—	2	39
Present value of new business premiums	729	1,257	—	—	—	52	—	24	2,062
APE (B)	73	155	—	—	—	—	—	3	231
Deposits	—	—	—	—	—	23	—	—	23

(A)	Embedded value life insurance BoY for 2005 has been adjusted for the move to IFRS in regulatory reporting.
(B)	APE = recurring premium + 1/10 single premium.

Embedded value 2005	21

6.1 United Kingdom

Table 16

Movement analysis 2005

(amounts in GBP millions unless stated otherwise, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	335	2,690	—	—	—	—	—	—	3,025

Embedded value life insurance BoY (A)	236	1,897	—	—	—	—	—	—	2,133
Value of new business (VNB)	34	33	—	—	—	—	—	—	67
Gross value of new business	57	51	—	—	—	—	—	—	108
Tax	(17)	(15)	—	—	—	—	—	—	(32)
Cost of capital (after tax)	(6)	(2)	—	—	—	—	—	—	(8)
In-force performance	(2)	86	—	—	—	—	—	—	84
Unwind of discount	17	143	—	—	—	—	—	—	160
Operating variances	(9)	(35)	—	—	—	—	—	—	(45)
Changes in operating assumptions	(10)	(21)	—	—	—	—	—	—	(31)
Embedded value operating return	32	119	—	—	—	—	—	—	151
Variance from long-term inv. return	1	173	—	—	—	—	—	—	175
Change in economic assumptions	2	(6)	—	—	—	—	—	—	(4)
Currency exchange differences	0	(0)	—	—	—	—	—	—	(0)
Miscellaneous impacts	7	(42)	—	—	—	—	—	—	(35)
Embedded value total return	42	245	—	—	—	—	—	—	287
Capital movements	24	(50)	—	—	—	—	—	—	(26)
Embedded value life insurance EoY	303	2,092	—	—	—	—	—	—	2,394

Embedded value life insurance EoY (EUR millions)	442	3,052	—	—	—	—	—	—	3,494
Other activities (EUR millions)									(239)
Total embedded value for United Kingdom (EUR millions)									3,255

Embedded value operating margin	13.6%	6.3%	—	—	—	—	—	—	7.1%
Embedded value total margin (A)	21.1%	16.2%	—	—	—	—	—	—	16.7%

VNB, PVNBP and APE
(amounts in GBP millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	34	33	—	—	—	—	—	—	67
Present value of new business premiums	933	3,381	—	—	—	—	—	—	4,315
APE (B)	133	540	—	—	—	—	—	—	673
Deposits	—	—	—	—	—	—	—	—	—

(A)	Embedded value total margin is calculated in euros.
(B)	APE = recurring premium + 1/10 single premium.

Embedded value 2005	22

Asia

Table 17

Movement analysis 2005

(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	368	—	—	—	—	—	—	—	368

Embedded value life insurance BoY (A)	368	—	—	—	—	—	—	—	368
Value of new business (VNB)	83	—	—	—	—	—	—	—	83
Gross value of new business	139	—	—	—	—	—	—	—	139
Tax	(35)	—	—	—	—	—	—	—	(35)
Cost of capital (after tax)	(22)	—	—	—	—	—	—	—	(22)

In-force performance	54	—	—	—	—	—	—	—	54
Unwind of discount	31	—	—	—	—	—	—	—	31
Operating variances	7	—	—	—	—	—	—	—	7
Changes in operating assumptions	16	—	—	—	—	—	—	—	16
Embedded value operating return	137	—	—	—	—	—	—	—	137
Variance from long-term inv. return	(4)	—	—	—	—	—	—	—	(4)
Change in economic assumptions	(93)	—	—	—	—	—	—	—	(93)
Currency exchange differences	49	—	—	—	—	—	—	—	49
Miscellaneous impacts	5	—	—	—	—	—	—	—	5
Embedded value total return	94	—	—	—	—	—	—	—	94
Capital movements	99	—	—	—	—	—	—	—	99
Embedded value life insurance EoY	561	—	—	—	—	—	—	—	561

Embedded value life insurance EoY (EUR millions)	561	—	—	—	—	—	—	—	561
Other activities (EUR millions)									—
Total embedded value for Asia (EUR millions)									561

Embedded value operating margin	34.1%	—	—	—	—	—	—	—	34.1%
Embedded value total margin	25.5%	—	—	—	—	—	—	—	25.5%

VNB, PVNBP and APE (amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	83	—	—	—	—	—	—	—	83
Present value of new business premiums	1,807	—	—	—	—	—	—	—	1,807
APE (B)	316	—	—	—	—	—	—	—	316
Deposits	—	—	—	—	—	—	—	—	—

(A)	Embedded value life insurance BoY for 2005 has been adjusted for a change in the calculation of required surplus in Taiwan.
(B)	APE = recurring premium + 1/10 single premium.

Embedded value 2005	23

Central and Eastern Europe

Table 18

Movement analysis 2005

(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	214	67	—	—	—	137	—	—	418

Embedded value life insurance BoY (A)	214	67	—	—	—	137	—	—	418
Value of new business (VNB)	0	15	—	—	—	12	—	—	27
Gross value of new business	0	21	—	—	—	19	—	—	41
Tax	(0)	(5)	—	—	—	(3)	—	—	(8)
Cost of capital (after tax)	(0)	(1)	—	—	—	(4)	—	—	(6)
In-force performance	9	10	—	—	—	6	—	—	24
Unwind of discount	14	5	—	—	—	12	—	—	31
Operating variances	1	2	—	—	—	5	—	—	8
Changes in operating assumptions	(6)	2	—	—	—	(11)	—	—	(15)
Embedded value operating return	9	25	—	—	—	18	—	—	51
Variance from long-term inv. return	1	2	—	—	—	5	—	—	8
Change in economic assumptions	(1)	(1)	—	—	—	(2)	—	—	(3)
Currency exchange differences	(5)	(2)	—	—	—	(4)	—	—	(11)
Miscellaneous impacts	(62)	75	—	—	—	11	—	—	24
Embedded value total return	(57)	99	—	—	—	27	—	—	69
Capital movements	(5)	7	—	—	—	5	—	—	7
Embedded value life insurance EoY	152	173	—	—	—	169	—	—	494

Embedded value life insurance EoY (EUR millions)	152	173	—	—	—	169	—	—	494
Other activities (EUR millions)									76
Total embedded value for Central and Eastern Europe (EUR millions)									570

Embedded value operating margin	4.2%	31.5%	—	—	—	12.9%	—	—	11.4%
Embedded value total margin	(26.6)%	146.6%	—	—	—	19.6%	—	—	16.4%

VNB, PVNBP and APE (amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	0	15	—	—	—	12	—	—	27
Present value of new business premiums	2	207	—	—	—	395	—	—	605
APE (A)	0	29	—	—	—	—	—	—	30
Deposits	—	—	—	—	—	26	—	—	26

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2005	24

Other European Countries

Table 19

Movement analysis 2005

(amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	72	11	—	—	—	—	—	—	83

Embedded value life insurance BoY (A)	72	11	—	—	—	—	—	—	83
Value of new business (VNB)	29	1	—	—	—	—	—	—	30
Gross value of new business	72	2	—	—	—	—	—	—	74
Tax	(25)	(1)	—	—	—	—	—	—	(26)
Cost of capital (after tax)	(18)	(0)	—	—	—	—	—	—	(18)
In-force performance	(5)	(0)	—	—	—	—	—	—	(5)
Unwind of discount	4	1	—	—	—	—	—	—	5
Operating variances	(9)	0	—	—	—	—	—	—	(9)
Changes in operating assumptions	(0)	(1)	—	—	—	—	—	—	(1)
Embedded value operating return	24	1	—	—	—	—	—	—	25
Variance from long-term inv. return	0	0	—	—	—	—	—	—	0
Change in economic assumptions	(4)	0	—	—	—	—	—	—	(4)
Currency exchange differences	0	0	—	—	—	—	—	—	0
Miscellaneous impacts	323	1	—	—	—	—	—	—	323
Embedded value total return	343	2	—	—	—	—	—	—	344
Capital movements	1	0	—	—	—	—	—	—	1
Embedded value life insurance EoY	416	12	—	—	—	—	—	—	428

Embedded value life insurance EoY (EUR millions)	416	12	—	—	—	—	—	—	428
Other activities (EUR millions)									20
Total embedded value for Other European Countries (EUR millions)									448

Embedded value operating margin	33.4%	10.3%	—	—	—	—	—	—	30.4%
Embedded value total margin	N.M.	16.8%	—	—	—	—	—	—	N.M.

VNB, PVNBP and APE (amounts in EUR millions, after tax)

	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2005	29	1	—	—	—	—	—	—	30
Present value of new business premiums	1,573	45	—	—	—	—	—	—	1,618
APE (A)	168	6	—	—	—	—	—	—	174
Deposits	—	—	—	—	—	—	—	—	—

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2005	25

Addendum 2: Outcome based on the regulatory surplus requirement

Table 20

Embedded value components - Regulatory surplus

(amounts in EUR millions, after tax)

	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2005	Total 2004
Life business
Adjusted net worth (ANW)	9,527	5,127	745	101	181	287	15,969	12,900
Free surplus (FS)	5,104	3,194	395	35	128	56	8,912	7,272
Required surplus (RS)	4,423	1,932	351	66	53	231	7,056	5,628

Value of in-force life business (ViF)	7,730	1,541	2,800	461	315	179	13,025	11,122
Present value future profits (PVFP)	8,921	1,900	2,902	546	343	264	14,877	12,487
Cost of capital (CoC)	(1,191)	(359)	(103)	(86)	(28)	(86)	(1,852)	(1,365)

Embedded value life insurance (EVLI)	17,257	6,668	3,545	562	497	466	28,994	24,023

Other activities
IFRS book value	303	(92)	(239)	—	76	20	68	665

Total embedded value per region	17,560	6,576	3,306	562	572	486	29,062	24,687

Holding activities							(6,677)	(6,841)
Market value of debt, capital securities & other net liabilities							(6,433)	(6,642)
Present value holding expenses							(244)	(199)
Total embedded value (TEV)							22,384	17,846

Embedded value 2005	26

Addendum 3: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of deferred policy acquisition costs (DPAC), including value of business acquired (VOBA), with the aim of linking embedded value to DPAC. The DPAC analyzed here is on an IFRS basis as this is the accounting basis on which AEGON’s 2005 financial statements are based. Previous analyses of DPAC recoverability were performed on a DAP basis. The adoption of IFRS had no material impact on the coverage ratios.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the DPAC are tested by country unit and product line to assess the recoverability. Included in DPAC is the VOBA resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in-force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

♦	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI

♦	DPAC/VOBA should be compared to IFRS profits instead of local statutory profits, on which EVLI is based

♦	DPAC/VOBA under IFRS is reported pre-tax; EVLI is on an after tax basis

In the Netherlands, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre-tax IFRS profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which the aggregate DPAC/VOBA is recoverable. However, it should be noted that actual DPAC/VOBA recoverability testing does not occur in aggregate but rather at a lower level of segmentation and hence accelerated amortization may be required from time to time on specific blocks or segments of business even though ample coverage exists in aggregate.

Table 21 shows that total life insurance DPAC/VOBA has a coverage ratio of 210%. All of the regions showed coverage ratios above 100%.

Table 21

DPAC recoverability (amounts in EUR millions, pre tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2005
Adjusted PVFP	20,882	4,614	5,294	1,432	474	67	32,763
Gross DPAC	10,270	756	4,100	380	72	11	15,588
Coverage	203%	611%	129%	377%	654%	632%	210%

Embedded value 2005	27

Addendum 4: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year–end 2005 and 2004 amounts.

Table 22

Exchange rates Currency

	Abbreviation	2005		2004
		Closing rate	Average rate	Closing rate	Average rate
Euro	EUR	1.000	1.000	1.000	1.000
US Dollar	USD	1.180	1.246	1.362	1.244
British Pound	GBP	0.685	0.684	0.705	0.679
Canadian Dollar	CAD	1.373	1.509	1.642	1.617
Polish Zloty	PLN	3.860	3.860	3.860	3.860
Rin Min Bi Yuan	CNY	9.520	10.100	11.273	11.273
Hungarian Forint	HUF	252.870	248.020	245.970	251.830
New Taiwan Dollar	NTD	38.690	39.760	43.315	41.690
Czech Republic Krona	CZK	29.000	29.590	30.464	30.464
Slovak Koruna	SKK	37.880	38.640	38.745	38.745

Embedded value 2005	28

Addendum 5: Methodology

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations:

♦	Traditional life (TL)

♦	Life for account of policyholders (LAP)

♦	Fixed annuities (FA)

♦	Variable annuities (VA)

♦	Institutional guaranteed products (IGP)

♦	Fee business (Fee)

♦	Reinsurance (Reins)

♦	Accident and health (A&H)[7]

All business not included in the life entities, such as general insurance, A&H in non-life entities, mutual funds and banking products is referred to as other activities8. All business in non-life entities is valued at IFRS book value.

The sum of the embedded value life insurance per region and the value of the other activities is referred to as total embedded value per region.

The adjustments in respect of the holding activities comprise two parts:

•	Debt, capital securities and other net liabilities included at their market values[9];

•	The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments which are not allocated to the country units.

The sum of the total embedded value per region and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The total embedded value less the value of the preferred share capital represents the total embedded value attributable to common shareholders. The preferred share capital is valued by discounting the expected dividends at the weighted average cost of capital (WACC). This amount is then reduced by 5% to represent a liquidity discount adjustment.

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by

[7]	The A&H business in the life entities is modelled in detail and included in the embedded value life insurance, while the A&H business in the non-life entities is generally categorized as ‘other activities’.
[8]	The exception to this rule is business in non-life companies that is either identical to business written in the life business companies, or inseparable from it. E.g. in the US, a detailed actuarial calculation for the 401(k) retirement plan business that invests in mutual funds is included in the embedded value life insurance even though it is written through a non-life company. Basically, business in mutual fund companies arising from investment of assets from life insurance business Is included in the EVLI, whereas pure retail mutual fund business is included in ‘other activities’.
[9]	Prior to 2005 reporting, these items were included at their book values.

Embedded value 2005	29

AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming a closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	= +	Free surplus Required surplus	}	Adjusted net worth
	+ –	Present value of future profits Cost of capital	}	Value of in-force life business

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)10.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. Required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). Assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing free surplus are marked-to-market. Refer to table 5 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and 165% of the Standard and Poors’ local capital adequacy models, plus any additional internally imposed requirements, if applicable (internal basis). The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements, which then also forms the basis for the solvency requirements for that business throughout this report.

For comparison purposes, addendum 2 includes the embedded value components and the embedded value life insurance per country unit on the regulatory surplus basis.

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period and based on the beginning of year economic assumptions and assumptions

[10]	Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded value 2005	30

outside of management control, and end of year operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long-term investment return’.

Where pre-tax numbers are presented, the calculations are carried out on an after tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, reflect the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Consistent with the close matching approach implemented in 2004, the estate of Guardian Assurance in AEGON UK has been valued assuming its distribution as terminal bonus.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in-force variance’ in the movement analysis in section 4.2.

Expenses are based on current experience. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future11. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

The target investment mix assumed does not vary with different scenarios. Where the current investment mix is different from the target, the target mix is modeled to be reached over a period of time.

[11]	Refer to addendum 6 for the inflation assumptions.

Embedded value 2005	31

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Economic assumptions

Economic assumptions used in the embedded value are based on observable market data and projections of future trends. These assumptions are approved by the Executive Board.

Risk discount rate

The discount rates used in embedded value reflect AEGON’s weighted average cost of capital (WACC). From the WACC, we derive an AEGON risk margin as the difference between the WACC and weighted current risk free rates across the major country units. The WACC is calculated using a combination of a group level risk free interest rate, an equity risk premium, an assessment of company risk (beta) and an allowance for the gearing impact of debt financing. Rigid adherence to such an approach can result in inappropriate volatility in the WACC and the derived AEGON risk margin, for example as a result of short-term movements in beta. In 2004 the AEGON risk margin was 3.2%. The results from the 2005 calculation were compared against this rate of 3.2% and it was concluded that 3.2% continued to be an appropriate allowance for an AEGON group wide risk margin.

Discount rates are then calculated at a country unit level to reflect the AEGON risk margin and the country risk free rate assumption. Where risk free rates are projected to move from current market rates to an ultimate long-term rate, the risk margin is applied to a blended rate to arrive at a single risk discount rate. No adjustment to discount rates is made among the three major country units to reflect differences in business risk either at country level or business unit/product level. However, specific risk factors within each of these three countries will be reflected in the reserves set at a local level. An allowance for specific risk factors in the new/smaller country units is included in the discount rates where appropriate.

Equity return

The method used to derive projected equity returns is similar to that used to derive risk discount rates.

Risk free fixed interest returns

Risk free fixed interest returns correspond to the government bond yield for ten-year fixed interest instruments. These returns are used to derive risk discount rates and also underlie projections of returns on reinvestments, which will vary by the duration and credit characteristics of the assumed investment policy. In the Americas and Taiwan, the assumed returns grade from the current market levels to the long-term assumptions over a period of approximately five years (and in the Eurozone, over a period of approximately two years).

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

An explicit allowance for the time value of all material embedded options and guarantees has been included by assessing their impact on embedded value life insurance using mostly stochastic modeling. The methodology and assumptions used to assess this for the two regions where the impact on the EVLI is material are described in addendum 6. In total, the time value of options and guarantees included in the ELVI for the Group was EUR 730 million after tax.

Required capital

The solvency requirement underlying the cost of capital allowance in the embedded value is the internal surplus requirement on which the business is managed. This requirement is based on the more stringent of the local regulatory requirement and 165% of the Standard and Poors’ local capital adequacy models

Embedded value 2005	32

plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

In addition, embedded value figures calculated using the regulatory surplus requirement are shown in table 20, in addendum 2.

Embedded value 2005	33

Addendum 6: Detailed economic assumptions

Table 23

Economic assumptions 2005	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	8.00%	8.00%	6.50%	4.39%	5.25%	5	86	118	2	2.0%	35.0%
Canada	7.50%	7.50%	—	4.00%	4.50%	10	55	65	2	2.0%	34.0%
The Netherlands	6.70%	6.70%	6.50%	3.30%	3.70%	5	29	43	5	2.0%	30.0%
United Kingdom	7.20%	7.20%	7.20%	4.00%	4.00%	—	52	52	—	2.0%	30.0%
Asia
China	10%	10%	—	3.30%	4.10%	5	60	60	—	3.0%	33.0%
Taiwan	8%	8.00%	—	2.80%	3.70%	5	70	97	5	2.0%	25.0%
Central and Eastern Europe
Czech Republic	9.20%	9.20%	—	4.00%	4.00%	—	—	—	—	2.0%	24.0%
Hungary	9.20%	9.20%	9.20%	6.00%	6.00%	—	25	25	—	3.0%	16.0%
Poland	9.20%	9.20%	—	5.00%	5.00%	—	50	50	—	2.0%	19.0%
Slovakia	9.20%	9.20%	—	4.00%	4.00%	—	—	—	—	3.0%	19.0%
Other European Countries
France	6.70%	6.70%	6.50%	3.30%	3.70%	5	30	30	—	2.0%	34.4%
Spain	6.70%	6.70%	6.50%	3.30%	3.70%	5	30	30	—	2.0%	35.0%

Economic assumptions 2004	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	8.00%	8.00%	6.50%	4.27%	5.25%	5	74	115	2	2.0%	35.0%
Canada	8.00%	8.00%	—	4.30%	5.25%	10	65	65	—	2.0%	34.3%
The Netherlands	7.20%	7.20%	6.50%	3.75%	4.25%	2	38	38	—	2.0%	34.5%
United Kingdom	7.80%	7.80%	7.80%	4.60%	4.60%	—	53	53	—	2.0%	30.0%
Asia
China	—	—	—	—	—	—	—	—	—	—	—
Taiwan	8%	8.00%	—	3.00%	4.00%	5	85	85	—	2.0%	25.0%
Central and Eastern Europe
Czech Republic	—	—	—	—	—	—	—	—	—	—	—
Hungary	9.00%	9.00%	9.00%	6.00%	6.00%	—	55	55	—	3.0%	16.0%
Poland	—	—	—	—	—	—	—	—	—	—	—
Slovakia	—	—	—	—	—	—	—	—	—	—	—
Other European Countries
France	—	—	—	—	—	—	—	—	—	—	—
Spain	7.20%	7.20%	6.50%	3.75%	4.25%	2	35	35	—	2.0%	35.0%

(A)	Risk free fixed interest returns correspond to the 10-year government bond yield.
(B)	Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the risk free fixed interest returns.

Embedded value 2005	34

Americas

Stochastic modeling methodology

The embedded value is taken as the average of the values calculated over a range of stochastic scenarios. The risk discount rate used in each scenario is described in table 4.

Scenarios for general account products

♦	Treasury yield curve scenarios

These scenarios model the US treasury yield curve. The underlying dynamics of the scenario generator are lognormal, with mean reversion to the assumed interest rate levels as described in table 4 as well as further adjustments in the event that the rates become too extreme. A short maturity (90-day) and long maturity (10-year) rate are projected. For both rates a quarterly volatility, a mean reversion target, and a mean reversion factor are specified, as well as a correlation between the movements of the two projected rates. Volatilities (standard deviations) are based on historical data. The net credit spreads are not assumed to vary by scenario.

Table 24

Stochastic modeling mean reversion targets

Maturity	Reversion target	Quarterly yield volatility
90-day	3.50%	16%
10-year	5.25%	8%

♦	Equity scenarios

Common stock and preferred stock account for less than 2% of the total AEGON USA general account assets. Therefore, these are not modeled separately.

Scenarios for separate account products

These scenarios cover various classes of equities and fixed income investments (bonds, money markets) as benchmarks for separate account funds. The underlying dynamics of the generator are lognormal, with inputs of expected returns and volatilities for each fund class as well as correlations between fund classes. Volatilities and correlations between funds are based on historical data. The current economic environment and forward-looking assumptions as per the dividend discount model were used to determine expected annual returns.

Within the stochastic scenarios, non-economic assumptions such as lapses are modeled dynamically. No management behavior is modeled.

Table 25

Stochastic modeling assumptions

	Effective annualized long-term gross return	Annual price volatility (A)
Equity	8.00%	16.00%
Convertible bonds	7.20%	11.40%
Lehman aggregate bonds	5.75%	3.50%
Money market	3.50%	0.20%

(A)	Volatilities in this table are with respect to volatilities of returns.

Embedded value 2005	35

Table 26

Correlation matrix (A)	Equity	Convertible bonds	Lehman aggregate bonds	Money market
Equity	1.00	0.86	0.22	-0.16
Convertible bonds	0.86	1.00	0.03	-0.11
Lehman aggregate bonds	0.22	0.03	1.00	0.31
Money market	-0.16	-0.11	0.31	1.00

(A)	Correlations in this table are with respect to correlations of returns.

The Netherlands

Stochastic modeling methodology

The allowance in embedded value for the minimum interest guarantees in the life insurance portfolio (traditional business, unit-linked portfolios and separate account contracts) is calculated stochastically, where applicable. The impact of the financial options is calculated using the average values of the future after-tax shortfalls over a range of stochastic scenarios, discounted using the risk discount rate described in table 4.

Within the stochastic scenarios non-economic assumptions are based on best estimates. No management behavior is modeled.

Scenarios for general account products

Profit sharing is entirely driven by an externally defined basket of government bonds. Therefore, no equity return or correlation assumptions are required to assess the exposure to the financial options and guarantees embedded in the traditional products.

At year-end 2005, the book yield on this basket equaled 3.21%. To assess the value of the minimum guarantees, a mean reversion target return of 3.65% is assumed for this benchmark. Projected interest rate scenarios are specified taking into account correlation between successive years, the mean reversion target and volatility. The model volatility is related to the implied volatility of the 7-year yield as an approximation of the actual volatility of the profit-sharing benchmark.

Table 27

Stochastic modeling mean reversion targets

	Reversion target	Annual yield volatility
Profit-sharing rate	3.65%	14.2%

Scenarios for unit-linked and separate account pension products

The unit-linked portfolio and separate account pension contracts are backed by a mix of equities and fixed income investments. The underlying dynamics of the scenario generators are lognormal, with inputs of expected returns and volatilities as well as the correlation matrix. The tables that follow include the mix of the underlying assets, the expected returns, volatilities per asset class and the assumed correlations for each of the unit-linked and separate account products. Volatilities and correlations between asset classes are based on historical data.

Embedded value 2005	36

Table 28

Stochastic modeling unit-linked portfolio AEGON Mix Fund	Distribution	Expected return			Annual price volatility
		Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity fund	40%	6.70%	6.70%	—	15.20%	17.00%	5
Fixed income fund	55%	2.36%	3.60%	6	3.80%	3.90%	5
Property fund	5%	6.70%	6.70%	—	15.90%	16.00%	5
Mix fund (A)		4.31%	4.99%	6	6.30%	7.00%	5

(A)	The AEGON Mix fund is a combination of 40% equity fund, 5% property fund and 55% fixed income fund.

Table 29

Stochastic modeling unit-linked portfolio Correlation matrix (A)	Equity			Fixed income			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.0	1.0	—	-0.3	-0.3	—	0.5	0.6	5
Fixed income	-0.3	-0.3	—	1.0	1.0	—	0.1	0.0	5
Property	0.5	0.6	5	0.1	0.0	5	1.0	1.0	—

(A)	Correlations in this table are with respect to correlations of returns.

Table 30

	Distribution	Annual Price Volatility
Stochastic modeling separate account pensions		Start	Ultimate	Grading period
Equity (A)	21%	15.20%	17.00%	5
Fixed income (A)	77%	5.10%	5.30%	5
Property (A)	2%	15.90%	16.00%	5

(A)	The expected returns used in stochastic modeling for these asset classes are the same as in table 23.

Table 31

Stochastic modeling separate account pensions Correlation matrix (A)	Equity			Bonds			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.0	1.0	—	-0.3	-0.3	—	0.5	0.6	5
Bonds	-0.3	-0.3	—	1.0	1.0	—	0.1	0.0	5
Property	0.5	0.6	5	0.1	0.0	5	1.0	1.0	—

(A)	Correlations in this table are with respect to correlations of returns.

Embedded value 2005	37

Glossary and abbreviations

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 5 Methodology. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

DAP book value	Net asset value based on generally accepted Dutch accounting principles.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to features such as the ability to exercise an option to call, put, prepay or convert an asset. On liabilities, refers to features such as minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The present value of the existing life insurance business at the valuation date and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Embedded value operating margin	Return on embedded value life insurance from operating activities. Defined as embedded value operating return divided by beginning of year embedded value life insurance (after any beginning of year adjustments) on a constant currency basis.

Embedded value operating return	Embedded value life insurance earnings from operating activities. Defined as the value of new business plus in-force performance.

Embedded value total margin	Return on embedded value life insurance from all sources. Defined as embedded value total return divided by beginning of year embedded value (after any beginning of year adjustments) in euros.

Embedded value total return	Embedded value life insurance earnings from all sources, not including capital movements. Defined as embedded value operating return plus the variance from long-term investment return, changes in economic assumptions, currency exchange differences and miscellaneous impacts.

European Embedded Value Principles	A consistent framework for the calculation and reporting of embedded value published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

Embedded value 2005	38

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding the value generated by future new business.

Gross value of new business	The value of new business, grossed-up at the relevant corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

In-force performance	Defined as unwinding discount rate plus current-year experience variance from non-economic assumptions within management control plus change in operating assumptions.

Internal rate of return	The discount rate at which the present value of the distributable earnings from new business equals the investment in new business, i.e. the projected return on the initial investment in new business.

Internal surplus basis	The more stringent of local regulatory solvency requirements and 165% of the Standard and Poors’ (S&P) solvency requirements, plus any additional internally imposed requirements, if applicable.

International Financial Reporting Standards	A set of accounting standards developed by the International Accounting Standards Board. All publicly listed companies in the European Union are required to prepare their financial statements in conformity with IFRS beginning January 1, 2005.

IFRS book value	Net asset value based on international financial reporting standards.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Present value of new business premiums	The discounted value of modeled premiums on the block of business sold in the latest reporting year.

Present value of future profits	The present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate.

Embedded value 2005	39

Reporting segment	The product type categories of business on which AEGON reports externally for IFRS and EVLI/TEV.

Required surplus	The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard & Poors’ and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwind of discount	Expected return on the beginning of year EVLI.

Value of new business	The present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Embedded value 2005	40

Abbreviations

A&H	Accident & health
ANW	Adjusted net worth
APE	Annualized premium equivalent
BoY	Beginning of year
CoC	Cost of capital
DPAC	Deferred policy acquisition costs
DAP	Dutch accounting principles
EEV	European Embedded Value
EoY	End of year
EVLI	Embedded value life insurance
FA	Fixed annuities
Fee	Fee business
FS	Free surplus
IFRS	International financial reporting standards
IGP	Institutional guaranteed products
IRR	Internal rate of return
LAP	Life for account of policyholders
PVDE	Present value of distributable earnings
PVFP	Present value of future profits
PVNBP	Present value of new business premiums
RS	Required surplus
TEV	Total embedded value
TL	Traditional life
VA	Variable annuities
ViF	Value of in-force business
VNB	Value of new business
VOBA	Value of business acquired

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31(0)70 344 83 44	+1 410 576 45 26
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Embedded value 2005	41

DISCLAIMERS

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2005 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2005 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 19.3 billion as reported in AEGON’s annual accounts over the year 2005. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

Cautionary note regarding the use of local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Cautionary note regarding forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

♦	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.